Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended		Years Ended December 31,
	June 30, 2010		2009		2008		2007		2006		2005
			($ in thousands)
Fixed charges (1):
Total interest expense	$127,486		$437,713		$693,357		$859,180		$621,666		$199,805
Interest capitalized	—		—		—		357		414		932
Interest portion of rental expense	1,594		3,250		1,994		1,697		1,327		1,244

Total fixed charges	$129,080		$440,963		$695,351		$861,234		$623,407		$201,981

Earnings:
Net (loss) income before noncontrolling interests and income taxes	$(207,703)		$(757,997)		$(450,674)		$216,607		$335,808		$255,202
Fixed charges	129,080		440,963		695,351		861,234		623,407		201,981
Less: Interest capitalized	—		—		—		(357)		(414)		(932)

Total earnings before fixed charges	$(78,623)		$(317,034)		$244,677		$1,077,484		$958,801		$456,251

Ratio of earnings to fixed charges (2)	-0.6	x	-0.7	x	0.4	x	1.3	x	1.5	x	2.3	x

(1)	Excludes interest related to the application of accounting for uncertain tax positions in accordance with the Income Taxes Topic of the Accounting Standards Codification.

(2)	The earnings for the six months ended June 30, 2010 and year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency for total fixed charges for the six months ended June 30, 2010 and for the year ended December 31, 2009 were $207.7 million and $758.0 million, respectively.